SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2003

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PORTUGAL TELECOM, SGPS, S.A.

Open Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 1,254,285,000
Registered in the Conservatory of the Commercial Registry of Lisbon
under no. 03602/940706
Collective Person no. 503 215 058

PT’S SHARE BUY BACK REACHES MORE THAN 2%

Pursuant to the terms and for the purposes of subparagraphs a) and b) of no.1 of article 9 of the Portuguese Securities Market Commission Regulation no. 11/2000, Portugal Telecom, SGPS, S.A. (“PT”) announces that, according with the program of own shares acquisition approved at the AGM held on April 4, 2003, has acquired since October 30, 2003 on the Euronext Stock Exchange a total of 13,551,678 PT Shares equivalent to 1.08% of its share capital, as follows:

October 30, 2003 - Acquisition of 600,000 PT shares, equivalent to 0.05% of PT’s share capital, as follows:

  191,463 PT shares at Euro 7.13 per share
  104,976 PT shares at Euro 7.16 per share
  18,088 PT shares at Euro 7.17 per share
  22,000 PT shares at Euro 7.18 per share
  48,024 PT shares at Euro 7.19 per share
  61,288 PT shares at Euro 7.20 per share
  117,712 PT shares at Euro 7.21 per share
  10,000 PT shares at Euro 7.22 per share
  8,449 PT shares at Euro 7.23 per share
  3,000 PT shares at Euro 7.24 per share
  15,000 PT shares at Euro 7.25 per share

October 31, 2003 - Acquisition of 182,788 PT shares, at Euro 7.22 per share, equivalent to 0.01% of PT’s share capital.

November 3, 2003 - Acquisition of 107,348 PT shares, equivalent to 0.01% of PT’s share capital, as follows:

  10,000 PT shares at Euro 7.24 per share
  824 PT shares at Euro 7.27 per share
  45,454 PT shares at Euro 7.28 per share
  1,070 PT shares at Euro 7.29 per share
  50,000 PT shares at Euro 7.30 per share

November 4, 2003 - Acquisition of 288,197 PT shares, equivalent to 0.02% of PT’s share capital, as follows:

  59,470 PT shares at Euro 7.25 per share
  42,070 PT shares at Euro 7.26 per share
  43,197 PT shares at Euro 7.27 per share
  143,460 PT shares at Euro 7.28 per share

November 5, 2003 - Acquisition of 298,966 PT shares, equivalent to 0.02% of PT’s share capital, as follows:

  13,030 PT shares at Euro 7.28 per share
  16,658 PT shares at Euro 7.29 per share
  150,782 PT shares at Euro 7.30 per share
  98,578 PT shares at Euro 7.31 per share
  19,918 PT shares at Euro 7.32 per share

November 6, 2003 - Acquisition of 507,950 PT shares, equivalent to 0.04% of PT’s share capital, as follows:

  50,000 PT shares at Euro 7.24 per share
  146,578 PT shares at Euro 7.25 per share
  50,631 PT shares at Euro 7.26 per share
  148,805 PT shares at Euro 7.27 per share
  61,936 PT shares at Euro 7.28 per share
  50,000 PT shares at Euro 7.30 per share

November 7, 2003 - Acquisition of 271,988 PT shares, equivalent to 0.02% of PT’s share capital, as follows:

  91,988 PT shares at Euro 7.30 per share
  25,000 PT shares at Euro 7.31 per share
  105,000 PT shares at Euro 7.32 per share
  50,000 PT shares at Euro 7.33 per share

November 10, 2003 - Acquisition of 150,000 PT shares, equivalent to 0.01% of PT’s share capital, as follows:

  12,539 PT shares at Euro 7.36 per share
  29,664 PT shares at Euro 7.45 per share
  3,965 PT shares at Euro 7.48 per share
  100,680 PT shares at Euro 7.50 per share
  3,152 PT shares at Euro 7.51 per share

November 11, 2003 - Acquisition of 600,000 PT shares, equivalent to 0.05% of PT’s share capital, as follows:

  154,146 PT shares at Euro 7.48 per share
  199,960 PT shares at Euro 7.49 per share
  245,894 PT shares at Euro 7.50 per share

November 12, 2003 - Acquisition of 170,000 PT shares, equivalent to 0.01% of PT’s share capital, as follows:

  40,000 PT shares at Euro 7.54 per share
  75,000 PT shares at Euro 7.55 per share
  30,000 PT shares at Euro 7.56 per share
  20,000 PT shares at Euro 7.57 per share
  5,000 PT shares at Euro 7.58 per share

November 13, 2003 - Acquisition of 300,000 PT shares, equivalent to 0.02% of PT’s share capital, as follows:

  26,528 PT shares at Euro 7.73 per share
  80,241 PT shares at Euro 7.74 per share
  92,364 PT shares at Euro 7.75 per share
  33,000 PT shares at Euro 7.76 per share
  67,867 PT shares at Euro 7.77 per share

November 14, 2003 - Acquisition of 600,000 PT shares, equivalent to 0.05% of PT’s share capital, as follows:

  75,000 PT shares at Euro 7.73 per share
  156,210 PT shares at Euro 7.74 per share
  155,000 PT shares at Euro 7.75 per share
  63,790 PT shares at Euro 7.76 per share
  40,000 PT shares at Euro 7.77 per share
  15,000 PT shares at Euro 7.78 per share
  50,000 PT shares at Euro 7.79 per share
  25,000 PT shares at Euro 7.80 per share
  20,000 PT shares at Euro 7.81 per share

November 17, 2003 - Acquisition of 900,000 PT shares, equivalent to 0.07% of its share capital, as follows:

  40,000 PT shares at Euro 7.52 per share
  25,000 PT shares at Euro 7.53 per share
  42,857 PT shares at Euro 7.54 per share
  267,785 PT shares at Euro 7.55 per share
  15,000 PT shares at Euro 7.56 per share
  153,948 PT shares at Euro 7.57 per share
  20,000 PT shares at Euro 7.58 per share
  140,584 PT shares at Euro 7.59 per share
  95,690 PT shares at Euro 7.60 per share
  40,300 PT shares at Euro 7.61 per share
  8,836 PT shares at Euro 7.62 per share
  50,000 PT shares at Euro 7.63 per share

November 18, 2003 - Acquisition of 750,000 PT shares, equivalent to 0.06% of its share capital, as follows:

  15,075 PT shares at Euro 7.49 per share
  34,925 PT shares at Euro 7.50 per share
  50,000 PT shares at Euro 7.51 per share
  179,953 PT shares at Euro 7.52 per share
  45,047 PT shares at Euro 7.53 per share
  185,000 PT shares at Euro 7.55 per share
  100,000 PT shares at Euro 7.56 per share
  75,000 PT shares at Euro 7.57 per share
  25,000 PT shares at Euro 7.58 per share
  6,469 PT shares at Euro 7.59 per share
  8,531 PT shares at Euro 7.60 per share
  25,000 PT shares at Euro 7.61 per share

November 19, 2003 - Acquisition of 100,000 PT shares, equivalent to 0.01% of its share capital, as follows:

  6,539 PT shares at Euro 7.51 per share
  10,000 PT shares at Euro 7.55 per share
  11,914 PT shares at Euro 7.57 per share
  35,261 PT shares at Euro 7.58 per share
  24,717 PT shares at Euro 7.59 per share
  11,569 PT shares at Euro 7.60 per share

November 20, 2003 - Acquisition of 10,000 PT shares, equivalent to 0.001% of its share capital, as follows:

  2,000 PT shares at Euro 7.63 per share
  8,000 PT shares at Euro 7.64 per share

November 21, 2003 - Acquisition of 100,000 PT shares, at Euro 7.53 per share, equivalent to 0.01% of PT’s share capital.

November 24, 2003 - Acquisition of 200,000 PT shares, equivalent to 0.02% of its share capital, as follows:

  40,000 PT shares at Euro 7.52 per share
  16,782 PT shares at Euro 7.53 per share
  40,000 PT shares at Euro 7.54 per share
  6,207 PT shares at Euro 7.55 per share
  10,000 PT shares at Euro 7.57 per share
  30,360 PT shares at Euro 7.58 per share
  22,042 PT shares at Euro 7.60 per share
  11,270 PT shares at Euro 7.62 per share
  18,082 PT shares at Euro 7.63 per share
  5,257 PT shares at Euro 7.64 per share

November 25, 2003 - Acquisition of 150,000 PT shares, equivalent to 0.01% of its share capital, as follows:

  10,000 PT shares at Euro 7.60 per share
  65,000 PT shares at Euro 7.61 per share
  11,048 PT shares at Euro 7.62 per share
  10,000 PT shares at Euro 7.63 per share
  6,841 PT shares at Euro 7.64 per share
  40,000 PT shares at Euro 7.65 per share
  7,111 PT shares at Euro 7.66 per share

November 26, 2003 - Acquisition of 375,000 PT shares, equivalent to 0.03% of its share capital, as follows:

  27,627 PT shares at Euro 7.72 per share
  142,373 PT shares at Euro 7.73 per share
  125,000 PT shares at Euro 7.74 per share
  30,000 PT shares at Euro 7.76 per share
  2,657 PT shares at Euro 7.79 per share
  47,343 PT shares at Euro 7.80 per share

November 27, 2003 - Acquisition of 350,000 PT shares, equivalent to 0.03% of its share capital, as follows:

  30,000 PT shares at Euro 7.65 per share
  17,599 PT shares at Euro 7.66 per share
  20,000 PT shares at Euro 7.67 per share
  32,401 PT shares at Euro 7.68 per share
  40,000 PT shares at Euro 7.69 per share
  10,000 PT shares at Euro 7.70 per share
  30,000 PT shares at Euro 7.71 per share
  31,699 PT shares at Euro 7.77 per share
  50,000 PT shares at Euro 7.79 per share
  88,301 PT shares at Euro 7.80 per share

November 28, 2003 - Acquisition of 200,000 PT shares, equivalent to 0.02% of its share capital, as follows:

  80,607 PT shares at Euro 7.80 per share
  29,349 PT shares at Euro 7.82 per share
  10,000 PT shares at Euro 7.83 per share
  20,000 PT shares at Euro 7.84 per share
  11,044 PT shares at Euro 7.85 per share
  4,500 PT shares at Euro 7.87 per share
  26,045 PT shares at Euro 7.88 per share
  18,455 PT shares at Euro 7.90 per share

December 1, 2003 - Acquisition of 20,000 PT shares, at Euro 7.94 per share, equivalent to 0.002% of PT’s share capital.

December 2, 2003 - Acquisition of 565,000 PT shares, equivalent to 0.05% of its share capital, as follows:

  14,940 PT shares at Euro 7.87 per share
  20,000 PT shares at Euro 7.88 per share
  13,302 PT shares at Euro 7.89 per share
  71,544 PT shares at Euro 7.90 per share
  33,880 PT shares at Euro 7.92 per share
  101,334 PT shares at Euro 7.93 per share
  100,000 PT shares at Euro 7.94 per share
  210,000 PT shares at Euro 7.95 per share

December 3, 2003 - Acquisition of 200,000 PT shares, equivalent to 0.02% of its share capital, as follows:

  10,000 PT shares at Euro 7.94 per share
  50,000 PT shares at Euro 7.95 per share
  17,112 PT shares at Euro 7.96 per share
  87,742 PT shares at Euro 7.98 per share
  35,146 PT shares at Euro 7.99 per share

December 4, 2003 - Acquisition of 600,000 PT shares, equivalent to 0.05% of its share capital, as follows:

  90,000 PT shares at Euro 7.85 per share
  25,000 PT shares at Euro 7.86 per share
  198,227 PT shares at Euro 7.87 per share
  186,773 PT shares at Euro 7.88 per share
  10,000 PT shares at Euro 7.92 per share
  40,000 PT shares at Euro 7.93 per share
  50,000 PT shares at Euro 7.94 per share

December 5, 2003 - Acquisition of 600,000 PT shares, equivalent to 0.05% of its share capital, as follows:

  20,000 PT shares at Euro 7.71 per share
  21,463 PT shares at Euro 7.72 per share
  63,528 PT shares at Euro 7.73 per share
  65,000 PT shares at Euro 7.74 per share
  122,000 PT shares at Euro 7.75 per share
  11,503 PT shares at Euro 7.76 per share
  36,800 PT shares at Euro 7.77 per share
  38,700 PT shares at Euro 7.79 per share
  50,000 PT shares at Euro 7.80 per share
  953 PT shares at Euro 7.84 per share
  63,050 PT shares at Euro 7.85 per share
  50,000 PT shares at Euro 7.86 per share
  1,000 PT shares at Euro 7.87 per share
  55,003 PT shares at Euro 7.88 per share
  1,000 PT shares at Euro 7.89 per share

December 8, 2003 - Acquisition of 250,000 PT shares, equivalent to 0.02% of its share capital, as follows:

  150,000 PT shares at Euro 7.62 per share
  30,000 PT shares at Euro 7.63 per share
  35,000 PT shares at Euro 7.64 per share
  25,000 PT shares at Euro 7.65 per share
  5,000 PT shares at Euro 7.66 per share
  5,000 PT shares at Euro 7.69 per share

December 9, 2003 - Acquisition of 600,000 PT shares, equivalent to 0.05% of its share capital, as follows:

  20,371 PT shares at Euro 7.59 per share
  25,000 PT shares at Euro 7.60 per share
  251,314 PT shares at Euro 7.61 per share
  72,056 PT shares at Euro 7.62 per share
  45,000 PT shares at Euro 7.63 per share
  59,259 PT shares at Euro 7.64 per share
  60,000 PT shares at Euro 7.65 per share
  15,000 PT shares at Euro 7.67 per share
  20,000 PT shares at Euro 7.69 per share
  22,000 PT shares at Euro 7.70 per share
  10,000 PT shares at Euro 7.71 per share

December 10, 2003 - Acquisition of 404,441 PT shares, equivalent to 0.03% of its share capital, as follows:

  235,258 PT shares at Euro 7.55 per share
  100,000 PT shares at Euro 7.56 per share
  25,000 PT shares at Euro 7.59 per share
  17,802 PT shares at Euro 7.61 per share
  26,381 PT shares at Euro 7.62 per share

December 11, 2003 - Acquisition of 300,000 PT shares, equivalent to 0.02% of its share capital, as follows:

  50,000 PT shares at Euro 7.66 per share
  52,598 PT shares at Euro 7.67 per share
  15,700 PT shares at Euro 7.69 per share
  101,000 PT shares at Euro 7.72 per share
  55,000 PT shares at Euro 7.73 per share
  4,132 PT shares at Euro 7.78 per share
  21,570 PT shares at Euro 7.79 per share

December 12, 2003 - Acquisition of 300,000 PT shares, equivalent to 0.02% of its share capital, as follows:

  50,000 PT shares at Euro 7.75 per share
  25,000 PT shares at Euro 7.76 per share
  50,000 PT shares at Euro 7.77 per share
  62,500 PT shares at Euro 7.78 per share
  12,500 PT shares at Euro 7.79 per share
  25,583 PT shares at Euro 7.80 per share
  25,000 PT shares at Euro 7.81 per share
  25,000 PT shares at Euro 7.82 per share
  24,417 PT shares at Euro 7.84 per share

December 15, 2003 - Acquisition of 300,000 PT shares, equivalent to 0.02% of its share capital, as follows:

  155,336 PT shares at Euro 7.72 per share
  44,664 PT shares at Euro 7.73 per share
  100,000 PT shares at Euro 7.74 per share

December 16, 2003 - Acquisition of 100,000 PT shares, equivalent to 0.01% of its share capital, as follows:

  15,000 PT shares at Euro 7.67 per share
  10,000 PT shares at Euro 7.69 per share
  25,000 PT shares at Euro 7.70 per share
  31,412 PT shares at Euro 7.72 per share
  18,588 PT shares at Euro 7.74 per share

December 17, 2003 - Acquisition of 200,000 PT shares, equivalent to 0.02% of its share capital, as follows:

  416 PT shares at Euro 7.70 per share
  81,019 PT shares at Euro 7.71 per share
  118,565 PT shares at Euro 7.72 per share

December 18, 2003 - Acquisition of 600,000 PT shares, equivalent to 0.05% of its share capital, as follows:

  386 PT shares at Euro 7.68 per share
  50,000 PT shares at Euro 7.69 per share
  549,614 PT shares at Euro 7.70 per share

December 19, 2003 - Acquisition of 1,300,000 PT shares, equivalent to 0.10% of its share capital, as follows:

  92,236 PT shares at Euro 7.65 per share
  397,363 PT shares at Euro 7.66 per share
  546,148 PT shares at Euro 7.67 per share
  192,055 PT shares at Euro 7.68 per share
  72,198 PT shares at Euro 7.69 per share

Additionally, we inform that after these acquisitions PT holds 26,117,127 of its own shares, equivalent to 2.08% of its share capital.

Lisbon, December 19, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2003

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Vitor Sequeira
Vitor Sequeira Manager of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.